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            One National Life Drive, Montpelier, Vermont  05604

            www.sentinelinvestments.com

July 31, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jason Fox, Division of Investment Management

Re:       Sentinel Variable Products Trust (“Sentinel”) Annual Report on Form N-CSR (File No. 811-09917)

Ladies and Gentlemen:

Set forth below are responses to the comments to Sentinel’s Annual Report on Form N-CSR (the “Annual Report”) provided by the Securities and Exchange Commission’s (the “SEC” or “Commission”) staff to Lisa Muller, Sentinel’s corporate secretary and counsel to Sentinel Asset Management, Inc., Sentinel’s investment advisor, by a telephone conference with Jeff Long and Jason Fox of the SEC on Tuesday, July 8, 2014 (the “Comments”).

1.                  Comment:  Mr. Fox noted that the Statement of Assets and Liabilities included in the Annual Report on page 33 shows a receivable for litigation settlements for the Small Company Fund.  Mr. Fox asked that Sentinel provide more information regarding this receivable.

Response:  The litigation settlement receivable referred to above was in respect of a class action settlement in which the Small Company Fund participated.  A check in the amount of $4,621.68 was sent to Sentinel’s offices in Montpelier, Vermont at the end of 2013.  Sentinel promptly forwarded the check to the Small Company Fund’s custodian, State Street Bank, in Kansas City.  Given that these events occurred near the fiscal-year end, which coincided with the calendar year-end, the funds would not be recorded by the custodian in the Fund’s account prior to December 31, 2013.  Because the check was received at Sentinel’s offices prior to the fiscal year-end, an amount of $4,621 was recorded as a receivable in the December 31, 2013 Financial Statements.  The custodian recorded a deposit of $4,621.68 in the Small Company Fund’s account on January 2, 2014.

2.                  Comment:   Mr. Fox requested that Sentinel provide certain acknowledgements (set forth in the response below).

Response:  Sentinel hereby acknowledges that:

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

Securities and Exchange Commission

Attention:   Jeff Long, Division of Investment Management

July 31, 2014

 1.        Sentinel is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

 2.        Staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and

3.         Sentinel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further communications relating to the Annual Report to the undersigned ((802) 229-7410), or to John A. MacKinnon ((212) 839-5534) or Carol J. Whitesides ((212) 839-7316), of Sidley Austin LLP.

Sincerely yours,

/s/ Lisa Muller

Lisa Muller

Secretary